# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MINERALYS THERAPEUTICS, INC., CIK 0001933414
CUSIP: 603170101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 150 N. Radnor Chester Road, Suite F200, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0001104659-23-025333
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,287,597; sole dispositive power 0; shared dispositive power 6,287,597; aggregate amount beneficially owned 6,287,597 (9.9% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,287,597; sole dispositive power 0; shared dispositive power 6,287,597; aggregate amount beneficially owned 6,287,597 (9.9% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,287,597; sole dispositive power 0; shared dispositive power 6,287,597; aggregate amount beneficially owned 6,287,597 (9.9% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,358,979; sole dispositive power 0; shared dispositive power 4,358,979; aggregate amount beneficially owned 4,358,979 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: MINERALYS THERAPEUTICS, INC.
Address of issuer's principal executive offices: 150 N. Radnor Chester Road, Suite F200, Radnor, Pennsylvania (PA), 19087
Comment:
Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 2 (this "Amendment No. 2" or this "13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 24, 2023, and amended on February 12, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 2 is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"), who are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is attached hereto as Exhibit 99.1.

The Reporting Persons' ownership of the Issuer's securities includes (i) 4,280,051 shares of common stock held directly by the Fund; (ii) 1,867,229 shares of common stock held by RA Capital Nexus Fund III, L.P. (the "Nexus Fund III"); and (iii) a total of 49,796 shares underlying vested stock options (right to buy), and 11,593 shares underlying stock options (right to buy) which shall vest within 60 days of this filing held by Dr. Derek DiRocco for the benefit of RA Capital. The Fund also holds Pre-Funded Warrants (as defined below) through which it has a right to acquire 549,755 shares of common stock. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Blocker") which precludes exercise of the warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding. The Reporting Persons are currently prohibited from exercising the Pre-Funded Warrants to the extent that the exercise would result in beneficial ownership of more than 6,287,597 shares of common stock by the Reporting Persons.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund III GP, LLC is the general partner of the Nexus Fund III. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund III and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Issuer held by the Fund or the Nexus Fund III. The Fund and the Nexus Fund III have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's and the Nexus Fund III's portfolio, including the shares of the Issuer's common stock reported herein. Because the Fund and the Nexus Fund III have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, the Fund and the Nexus Fund III disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund III. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On March 13, 2025, the Fund purchased 1,296,296 shares of common stock at a price of $13.50 per share from the underwriters of the Issuer's public offering (the "2025 Offering"). The aggregate purchase price for all securities acquired by the Fund in the 2025 Offering was $17,499,996, which was funded by the working capital of the Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of: (i) 49,835,637 shares of common stock outstanding as of February 7, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 12, 2025 and (ii) 12,962,962 shares of common stock issued in the 2025 Offering as disclosed in the Issuer's prospectus supplement dated March 11, 2025 filed with the SEC on March 12, 2025, and giving effect to stock options and Pre-Funded Warrants, to the extent exercisable within 60 days hereof, as referenced herein.

Due to field limitations of the EDGAR filing system, the percentages listed in Row 13 of each of the cover pages for RA Capital, Dr. Kolchinsky and Mr. Shah have been rounded down to 9.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days:

No. Price Per
Transaction Purchaser Date Shares Share

Vest Stock Option (Right to Buy) RA Capital 01/22/2025 1,833 (1)
Vest Stock Option (Right to Buy) RA Capital 02/09/2025 1,222 (2)
Vest Stock Option (Right to Buy) RA Capital 02/22/2025 1,833 (1)
Vest Stock Option (Right to Buy) RA Capital 03/09/2025 1,222 (2)
Vest Stock Option (Right to Buy) RA Capital 03/13/2025 2,741 (3)
Purchase (2025 Offering) Fund 03/13/2025 1,296,296 $13.50
Vest Stock Option (Right to Buy) RA Capital 03/22/2025 1,833 (1)(4)
Vest Stock Option (Right to Buy) RA Capital 04/09/2025 1,222 (2)(4)
Vest Stock Option (Right to Buy) RA Capital 04/13/2025 2,742 (3)(4)
Vest Stock Option (Right to Buy) RA Capital 04/22/2025 1,833 (1)(4)
Vest Stock Option (Right to Buy) RA Capital 05/09/2025 1,222 (2)(4)
Vest Stock Option (Right to Buy) RA Capital 05/13/2025 2,741 (3)(4)

(1) This option represents a right to purchase a total of 22,000 shares of the Issuer's common stock, which began vesting on June 22, 2024 in 12 substantially equal monthly installments, subject to DiRocco's continued service to the Issuer through each vesting date. In the event that the next annual meeting of stockholders occurs prior to May 22, 2025, any remaining unvested portion of the stock option award will vest on the date of such meeting. These options have an exercise price of $12.52.

(2) This option represents a right to purchase a total of 44,000 shares of the Issuer's common stock, which began vesting on March 9, 2023 in 36 equal monthly installments, subject to DiRocco's continued service to the Issuer through each vesting date. These options have an exercise price of $16.00.

(3) This option represents a right to purchase a total of 32,900 shares of the Issuer's common stock, which began vesting on March 13, 2025 in 12 equal monthly installments, subject to DiRocco's continued service to the Issuer through each vesting date. These options have an exercise price of $10.20.

(4) Represents future vesting options within 60 days from the filing date of this Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the most recent amendment to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Lock-up Agreement

Each of the Issuer's executive officers and directors, including Dr. DiRocco, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days from March 11, 2025 without first obtaining the written consent of BofA Securities, Inc., Evercore Group L.L.C. and Goldman Sachs & Co. LLC, subject to specified exceptions, including sales pursuant to existing trading plans established under Rule 10b5-1 under the Exchange Act.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Lock-up From Directors and Officers (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 12, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (03/17/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (03/17/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (03/17/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (03/17/2025)